

February 24, 2011

Mr. Zhoufeng Shen
Chief Executive Officer
Teen Education Group, Inc.
NO. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

      Re: **Teen Education Group, Inc.**
              Form 8-K/A
              Filed February 11, 2011
              File No. 000-53169

Dear Mr. Shen:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              /s/ Larry Spirgel
              Larry Spirgel
              Assistant Director

cc: Selig D. Sacks, Esq.
        Via Facsimile: (212) 798-6391